EXHIBIT 99.4

BELVEDERE TRUST MORTGAGE CORPORATION

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors of Belvedere Trust Mortgage Corporation (the “Company”) has adopted these Corporate Governance Guidelines pursuant to NYSE Rule 303A. We have also adopted previously a Corporate Code of Conduct and charters for our Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, all of which are relevant to our corporate governance policies and guidelines. We have also adopted disclosure controls and procedures which are an integral part of our corporate governance. These guidelines may be amended or supplemented from time to time by our Board of Directors.

I. Composition of the Board of Directors

Our Bylaws provide that the Company’s Board of Directors (the Board) shall consist of no less than three (3) members, with the exact number of members determined from time to time by a majority of the Board. The number of directors on the Board is currently set at seven (7). Each of our directors stands for re-election at each annual meeting of shareholders.

As a public reporting company, with our stock trading on the NYSE, we are subject to regulation by the Securities and Exchange Commission (“SEC”) and the NYSE, and compliance with Federal securities laws and regulations, as well as state and local laws. The Company insists on strict compliance with the spirit and the letter of these laws and regulations.

II. Qualification Standards

Independent Directors

A majority of the current members of the Board are independent of the Company’s management. An independent director is one who:

•	that the Board affirmatively determines has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company);

Material relationships can include commercial, banking, consulting, legal, accounting, charitable and family relationships with the Company and its affiliates, including any of the Company’s subsidiaries. Substantial charitable contributions by the Company or the affiliated the Company entities, or consulting contracts with an organization with which a Director is affiliated will be considered in determining a Director’s independence.

•	is not affiliated, directly or indirectly, with any person or entity, responsible for directing or performing the day-to-day business affairs of the Company, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with, or service as an officer or director of the Company;

For purposes of these guidelines, the term affiliate of any person means (i) any person that directly or indirectly controls or is controlled by or is under common control with that person, (ii) any person that is an officer of, partner in or trustee of, or serves in a similar capacity of that person, and (iii) any person that, directly or indirectly, is the beneficial owner of five percent or more of any class of equity securities of that person or of which that person is directly or indirectly the owner of five percent or more of any class of equity securities.

•	has not been employed by the Company or any of its subsidiaries or affiliates within the previous three years;

•	has not been employed by or affiliated with a present or former auditor of the Company (or of an affiliate) within the previous three years;

•	has not been employed by another company for which an executive officer of the Company serves on the compensation committee thereof within the previous three years;

•	has not received during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	is not a current employee of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues; and

•	in addition, a director will not be deemed independent if he or she is a member of the immediate family of any person who would not qualify as independent under the foregoing standards.

The Board shall undertake an annual review of the independence of all non-employee directors and shall make an affirmative determination that each independent director has no material relationship with the Company. In advance of the meeting at which this review occurs, the Board shall be provided with sufficient information regarding each non-employee director’s relationships with the Company to enable it to evaluate the directors independence.

The Nominating and Corporate Governance Committee makes recommendations to the Board concerning candidates for membership as directors, considering such factors as background, skills, expertise, accessibility and availability to serve effectively on the Board. This Committee also makes recommendations to the Board regarding the nomination of incumbent directors for re-election to the Board. The Board then approves a slate of directors to be nominated for election at annual meetings of shareholders.

Equity Ownership

Directors are not required to be stockholders of the Company, although our present policy is to grant restricted shares of our common stock to our directors upon their appointment as a director and yearly thereafter.

Director Tenure

The Company has no maximum time or age limitation for service on the Board.

III. Board Meetings and Responsibilities of Board Members

The Board expects that it will hold at least four regular meetings a year. In addition to the regularly scheduled meetings, additional meetings may be held upon appropriate notice at any time to address other matters as necessary. Required corporate actions may also be taken by unanimous written consent of the Directors, as necessary and appropriate from time to time. It is the policy of the Board to encourage attendance by all directors at all Board meetings and at all committee meetings of which they are members.

Directors shall receive written materials that are important to their understanding of the Company’s business and the items on the agenda for any given Board meeting, in sufficient time to prepare for meetings. Directors are expected to be familiar with these materials so that they may participate in meetings in a productive fashion.

IV. Committees of the Board

The Board currently has three standing committees, each of which operates pursuant to a written charter:

Audit Committee

Compensation Committee

Nominating and Corporate Governance Committee

The Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee shall be composed entirely of independent directors.

The Nominating and Corporate Governance Committee shall recommend to the Board the assignment of directors to committees, including the designation of committee chairs. In making and acting upon such recommendations, the Board shall consider the rotation of committee membership and chairmanship at appropriate intervals.

The Audit Committee currently meets at least four (4) times annually while the other committees meet as needed. The committee chairmen determine the frequency of meetings. The Board shall confirm annually the independence of each member of the Audit Committee and determine whether at least one member qualifies as a financial expert as defined under applicable SEC rules.

The regularly scheduled quarterly meetings of the Audit Committee to review the financial statements have been expanded to include an executive session of all independent directors to review the performance of management and the Company and any related matters. Either the chairman of the Audit Committee or the chair of the Nominating and Corporate Governance Committee shall chair these meetings.

V. Access to Management and Independent Advisors

Independent directors are encouraged to keep themselves informed with respect to the Company’s affairs between Board meetings through direct individual contacts with members of the senior management of the Company and its subsidiaries and affiliates. In addition, the independent directors may retain advisors on special matters, as necessary and appropriate.

VI. Disclosure Controls and Procedures

We have established and fully documented our disclosure controls and procedures. Under our disclosure controls and procedures, we have established a Disclosure Committee, which is chaired by Russell J. Thompson, Chief Financial Officer of the Company, and consists of executive officers and other employees who are in charge of key operations of the Company. The Committee meets quarterly to review the Company’s quarterly and annual report filings with the SEC (Form 10 Qs and Form 10 K) in connection with the information certification process. The financial statements and the business activity descriptions in the reports (Form 10 Qs and the Form 10 K) are thoroughly reviewed and revised as appropriate. The Committee members are asked to comment freely and openly and are invited to meet privately with the chair of the Committee if they wish.

VII. Director Compensation

The Board, with the recommendation of the Compensation Committee, is responsible for determining appropriate compensation for the independent directors, as well as compensation for serving on Board committees and serving as Chair of a committee, and reviewing these compensation policies periodically as appropriate. Our management directors are not separately compensated for serving on the Board or on Board committees. All directors are reimbursed for expenses related to their attendance at Board and committee meetings.

VIII. Director Orientation and Continuing Education

The Company encourages directors to participate in orientation and continuing education programs that will enhance their knowledge and experience on corporate governance matters and will pay reasonable tuition and attendance costs of such programs on a pre-approved basis.

IX. Management Succession

The Company was founded in 2003 and there has been little turnover in the management or executive officers of the Company. Due to our relatively short existence, the Board has not focused on developing a management succession strategy, but will consider developing a policy in the future, as appropriate.

X. Performance Reviews

The Board is responsible for electing the officers of the Company, including the CEO. The performance of the CEO and the other executive officers will be reviewed at the quarterly executive sessions of the independent Directors, and by the Board at the annual organizational meeting of the Board which is held following the annual meeting of shareholders. Such reviews and evaluations shall be based on objective criteria, such as performance of the business, accomplishment of long term strategic objectives and development of management. The independent Directors shall communicate the results of such reviews to management.

The Board may at any time by majority vote, remove any officer with or without cause, subject to the terms and conditions of such officer’s employment agreement with the Company, if any. The Board shall fill a vacancy in any office that occurs due to death, resignation, removal, disqualification or any other cause.

XI. Annual Performance Evaluation of the Board

The Board shall conduct an annual review and evaluation of its performance based upon, among other things, an assessment of: (a) the Board’s composition and independence; (b) the Board’s access to and review of information from management, and the quality of such information; (c) the Board’s responsiveness to shareholder concerns; (d) the Board’s maintenance and implementation of these guidelines; and (e) the general effectiveness of the Board and its committees. The review shall seek to identify specific areas, if any, in need of improvement or strengthening.